

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 26, 2017

Via E-mail
Karen L. Parkhill
Chief Financial Officer
Medtronic plc
20 On Hatch, Lower Hatch Street
Dublin 2, Ireland

  Re: Medtronic plc
    Form 10-K for the Fiscal Year Ended April 28, 2017
    Filed June 27, 2017
    File No. 001-36820

Dear Ms. Parkhill:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kevin J. Kuhar

        Kevin J. Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery